1049 Camino Dos Rios
Thousand Oaks, CA 91360
Phone: 805.373.4545
Fax: 805.373.4450
March 16, 2011
Securities and Exchange Commission
Division of Corporation Finance
10 F Street NE
Washington, D.C. 20549-7010
Attention: John Cash, Accounting Branch Chief

Re:	Teledyne Technologies Incorporated
Form 10-K for the fiscal year ended January 3, 2010
Filed March 2, 2010
File No. 1-15295
Dear Mr. Cash:
     Teledyne Technologies Incorporated (the “Company” or “Teledyne”) hereby responds to the comment letter dated February 28, 2011, related to the above-referenced filing, which has been discussed with the Audit Committee of our Board of Directors and Ernst & Young LLP, the Company’s independent registered public accounting firm, including its National Office, as follows. The SEC Staff comment is repeated for reference, followed by the Company’s response.
Form 10-K for the fiscal year ended January 3, 2010
Note 13. Business Segments, page 99
1.	We have received your letter dated February 22, 2011. As we have stated in our previous comment letters as well as in our teleconference call on January 27, 2011, we continue to believe that your business units are your operating segments and any aggregation analysis should begin at the business unit level. Your disclosure in your fiscal 2010 Form 10-K should reflect this approach. In addition, we may have further comment on future changes to your reportable segments that may result from changes to the information the CODM receives or from business transactions.

Please ensure that you disclose these matters in the Item 1B section of your Form 10-K regarding unresolved Staff comments.

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March 16, 2011
     RESPONSE:
Revised Reportable Segments
          After consideration of your February 28, 2011 comment letter and subsequent phone calls, we revised our segment reporting for our fiscal 2010 Form 10-K. For our year ended January 2, 2011, we considered our 33 business units as our operating segments. These operating segments have been aggregated into four reportable segments consistent with the provisions of Financial Accounting Standards Board Accounting Standards Codification (“ASC”) ASC 280 — Segment Reporting. As a result, our former Electronics and Communication (E&C) reportable segment is now reported as three separate reportable segments. We also now test for goodwill impairment for each of the 33 operating segments and there was no impairment for any of the three years presented for any reporting unit.
     Changes to the Former Electronics and Communications Segment
          The table below reflects the change from our historic reporting of the E&C segment, which would have been $1,295.0 million of 2010 revenue. As a result of our revisions to our segment reporting, the former E&C segment now is presented as three separate segments. These are Instrumentation, Digital Imaging and Aerospace and Defense Electronics with revenues of $573.2 million, $122.5 million and $614.7 million, respectively.
FY 2010

	Historic Segment Reporting
	Revenue	% of
Reportable Segment	$M	Total
1 Electronics and Communication	$1,295.0	79%
2 Engineered Systems	$279.9	17%
3 Energy and Power Systems	$69.3	4%

Total	$1,644.2	100%
Discontinued Operations
Aerospace Engines and Components	$133.7

	2010 Form 10-K Filing
	Revenue	% of
Reportable Segment	$M	Total
1 Instrumentation	$573.2	35%
2 Digital Imaging	$122.5	8%
3 Aerospace and Defense Electronics	$614.7	37%
4 Engineered Systems	$333.8	20%

Total	$1,644.2	100%
Discontinued Operations
Aerospace Engines and Components	$133.7

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March 16, 2011
          Other Segment Changes
          As stated in our previous letter dated February 22, 2011, in our fiscal 2010 Form 10-K, we eliminated the Energy and Power Systems (E&PS) reportable segment which represented sales of $69.3 million in 2010. Also, the Aerospace Engines and Components (AE&C) reportable segment has been classified as a discontinued operation, since it is subject to a pending sale agreement, and is no longer a reportable segment.
Identification of Operating Segments
          In determining our operating segments we considered the criteria under ASC 280. We determined that each of our reporting business units are an operating segment since they meet the criteria of ASC 280-10-50-1. After discussions with the SEC staff, we determined that we have 33 operating segments which are considered for aggregation as described below.
Aggregation Criteria
          ASC 280 allows for individual operating segments to be aggregated for reporting purposes if certain criteria are met. We evaluated our operating segments for aggregation on the basis of the criteria listed below.
          ASC 280-10-50-11 states that operating segments may be aggregated into a single reportable segment if aggregation is consistent with the objective and basic principles of ASC 280, if the operating segments have similar economic characteristics, and if the operating segments are similar in all of the following areas:
1)	The nature of the products and services

2)	The nature of the production processes

3)	The type or class of customer for their products and services

4)	The methods used to distribute their products or provide their services

5)	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.
          After evaluating our operating segments considering the aggregation criteria described above, we have aggregated our operating segments to the following reportable segments:

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March 16, 2011

Reportable	Operating
Segment	Segment	Business Unit Description	Product Line

INSTRUMENTATION
	1	Advanced Pollution Instru.	Environmental
	2	Analytical Instruments	Environmental
	3	Benthos	Marine
	4	DGO	Marine
	5	Geophysical	Marine
	6	Hastings	Environmental
	7	Impulse	Marine
	8	ISCO	Environmental
	9	Leeman Labs	Environmental
	10	Monitor Labs	Environmental
	11	ODI	Marine
	12	RD Instruments	Marine
	13	Tekmar	Environmental
	14	Test Services	Environmental
	15	TSS	Marine

DIGITAL IMAGING (DI)
	16	Scientific & Imaging	DI

AEROSPACE AND DEFENSE ELECTRONICS (A&DE)
	17	Battery Products	A&DE
	18	Controls	A&DE
	19	Cougar	A&DE
	20	Defence	A&DE
	21	Electronic Mgfr. Services	A&DE
	22	Electronic Safety Products	A&DE
	23	Microelectronics	A&DE
	24	Paradise	A&DE
	25	Printed Circuit	A&DE
	26	Relays	A&DE
	27	Reynolds	A&DE
	28	Storm Cable	A&DE
	29	Storm Microwave	A&DE
	30	Wireless	A&DE

ENGINEERED SYSTEMS
	31	Energy Systems (ES)	ES
	32	Engineered Products & Srvcs. (E&PS)	E&PS
	33	Turbine Engines (TE)	TE

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March 16, 2011
          Provided to the Staff under separate cover for confidential treatment is a worksheet titled “Operating Segment Aggregation Criteria”. This worksheet lists for each operating segment the economic characteristics and includes sales and gross margin percentages for each of the last three years, 2008 to 2010. The worksheet also provides for each operating segment a description of each of the other five aggregation criteria listed below:
1)	The nature of the products and services

2)	The nature of the production processes

3)	The type or class of customer for their products and services

4)	The methods used to distribute their products or provide their services

5)	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.
          The following table summarizes the information provided in the Operating Segment Aggregation Criteria worksheet reflecting the similarity of the 33 operating segments, average gross margins, and the differentiated characteristics common to the preponderance of the operating segments within each respective reporting segment.

	Economic							Nature of Regulatory
	Characteristics		Products and Customers			Distribution Methods		Environment
		Backlog and	Nature of	Nature of		Sales	Sale /	Regulating
		Demand	Products	Production	Type or Class of	Channel and	Contract	Agencies
Segments	Gross Margin	Cycles	and Services	Processes	Customer	Distribution	Type	and Certifications
Instrumentation	40%	Short	Instruments for Energy and Infrasture	Final hand assembly	Commercial	Sales reps	Fixed-price	ISO 9001; EPA

Digital Imaging	30%	Long and short; varies	Sensor components through full imaging systems; and centralized research	Vertically integrated electronics (semiconductor processes through final system hand assembly)	Government and Commercial	Direct	Fixed-price and cost-based	ISO 9001; DoD; NASA

Aerospace and Defense Electronics	29%	Long	Electronics for Aerospace and Defense Applications	Automated component and subsystem manufacturing; specialized test	Government and Commercial	Direct	Fixed-price	AS 9100; DoD; FAA

Engineered Systems	17%	Long	Complex systems and software solutions for Energy, Aerospace and Defense	System-level integration	Government	Direct	Cost-based	DOE; DoD; NASA; ASME

          The following discussion further expands on the characteristics mentioned above for the Instrumentation, Digital Imaging, Aerospace and Defense Electronics and Engineered Systems reportable segments and why the operating segments should be aggregated into reportable segments. Please note that at January 2, 2011, the Scientific & Imaging operating segment was the only operating segment included in the Digital Imaging reportable segment and therefore is not the subject of any aggregation analysis. The 2011 acquisition of DALSA, as described in our fiscal 2010 Form 10-K, will become part of the Digital Imaging reportable segment.

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March 16, 2011
Approach to Aggregation
          Our approach to aggregation began with our largest single operating segment, Engineered Products and Services ($279.9 million sales in 2010). We aggregated this business unit into the Engineered Systems reportable segment. The analysis beginning on page 14 demonstrates that this reportable segment meets all of the criteria for aggregation under the ASC.
          We then determined that our Digital Imaging operating segment is a reportable segment. As noted above, this operating segment has not been aggregated.
          The remaining 29 operating segments were aggregated based on similarity of product line, none of which represents more than 8% of FY 2010 revenue. Given the individually insignificant nature of these operating segments, we attempted to establish a practical approach to aggregation that would result in relevant reportable segments. Underlying this approach is our belief that the Environmental, Marine and Aerospace and Defense Electronics product lines are complimentary and interdependent businesses and should be where aggregation begins. Although the strict economic similarity tests are not achievable due to a wide variability of gross margins within these operating segments, all other qualitative factors are met for each reportable segment.
          We then aggregated Environmental and Marine into our Instrumentation reportable segment as all of these products lines meet every other qualitative criteria for aggregation. This is more fully explained on pages 7 through 10. The Aerospace and Defense Electronics segment also meets all of the qualitative criteria for aggregation which is more fully explained on pages 11 through 14. There is variability in the gross margins for these respective segments, but given the facts described herein, and the fact that we have numerous operating segments, we believe our approach is reasonable and the most meaningful presentation to the users of our financial statements.
          Additionally, reliance on only the gross margin comparison as the determinate of “similar economic characteristics”, and ignoring the other parameters of economic characteristics and aggregation criteria, could potentially result in 12 or more reportable segments. As noted in ASC 280-20-18, there may be a practical limit to the number as segment information becomes overly detailed. The strict application of the gross margin test, we believe, would result in disclosure of immaterial segments, as well as provide overly detailed information which would not be helpful to understanding Teledyne’s business structure. As well, the number of segments would exceed any practical limit.

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March 16, 2011
Instrumentation Segment
          The 15 operating segments in the Instrumentation reportable segment are listed on page 4. Please read this in conjunction with your review of the Operating Segment Aggregation Criteria worksheet.
•	Similar economic characteristics:
          The three year (2008 to 2010) average gross margin percentages of the 15 operating segments range from 24% to 54%, with the average at 40%. There are eight operating segments with average long-term gross margins within +/- 10% of the 40% average and they represent $325 million, or 57% of the segment’s 2010 revenue of $573 million. There are four operating segments with average gross margins greater than 10% of the 40% average and they represent $179 million ($83 million, $52 million, $33 million and $11 million) of 2010 revenue. There are three operating segments with average gross margins less than 10% of the 40% average and they represent $69 million ($33 million, $27 million and $9 million) of 2010 revenue.
          The mean average gross margin of the 15 operating segments within the Instrumentation segment was 40%. The average gross margin of 10 of the 15 operating segments (or 67% of the total operating segments, representing 63% of the reporting segment’s sales) was within one standard deviation of the mean. This is consistent with a normal distribution of related items in which 68.2% of the items lie within one standard deviation of the mean.
          Based on the above, 57% or the majority of revenue in the Instrumentation reportable segment comes from operating segments that have similar gross margins. Several of the outlying operating segments could be within 10% of the average gross margin over the long-term. It is common that operating segments may provide services, components or subsystems to be incorporated into another operating segment’s higher-level product (i.e. vertical integration). The gross margins of individual products within a suite of products may vary, but the ability to market and sell products requires the complete product offering. These business units are both complimentary and dependent on one another. Teledyne’s long-term strategy of acquiring businesses to differentiate its product offerings includes such businesses. Some of the businesses are acquired for engineering talent where the product produced will not command as high a margin. Others are quite valuable in the market and command high margins. Therefore, one must look at the aggregation of these operating segments to understand the trends in sales and overall profits and related future cash flows and the need to combine them when going to market.

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•	The nature of the products and services:
          The Instrumentation operating segments design, manufacture and sell technically complex and highly engineered electronic instrumentation that is primarily sold to regulated markets. The operating segments in this reportable segment develop new products and offer services based on assumed market demand. That is, products and services are developed by the operating segments and then offered to customers often as a catalog or standard product based on an ongoing product development roadmap or pipeline. The operating segments provide specialized electronic systems, instrumentation, components and services that address niche market applications in marine and environmental markets.
          Although there are distinctions between the marine and environmental markets, e.g., deep water and salt water for marine and shallow water and waste water for environmental markets, the products and applications are often interdependent and complementary and as a result there are extensive interrelationships among operating segments in the Instrumentation reportable segment. For example, many of the products in marine and environmental employ flow and pressure sensing technologies. Our most accurate Doppler flow measurement product for environmental waste water applications is sold and supported by the ISCO operating segment in the environmental area but it was developed and is manufactured by the RD Instruments operating segment in the marine area. Conversely, while the ISCO operating segment serves the environmental market, it also develops and manufactures syringe pumps for the marine oil and gas industry. Similarly, the Analytical Instruments operating segment in the environmental product line develops and manufactures oil in water analyzers that are also used in the marine oil and gas industry.
          There are many examples of close collaboration and joint product development among the operating segments in the Instrumentation segment. For example, the Hastings operating segment manufactures gas flow controllers that are integral components of instruments in Tekmar and Advanced Pollution Instrumentation operating segments’ instruments. In turn, the Monitor Labs operating segment incorporates environmental analysis instruments of the Advanced Pollution Instrumentation operating segment as integral subsystems in Monitor Labs’ Continuous Emission Monitoring Systems. Advanced Pollution Instrumentation’s environmental analysis instruments are also transferred to the Analytical Instruments operating segment for sale to Analytical Instrument’s industrial customers.
          The Benthos operating segment develops and manufactures mobile instrumentation platforms, known as gliders and floats that sense parameters of interest to scientists conducting worldwide environmental research and global climate change research. These platforms incorporate instruments manufactured by other Teledyne operating segments including Acoustic Doppler Current Profilers developed and manufactured by the RD Instruments operating segment. The TSS operating segment is also collaborating with the Benthos and RD Instruments operating segments on more highly integrated navigation systems for the mobile platforms.

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          The Geophysical operating segment develops and manufactures towed arrays of hydrophones, known as streamer cables, which are used in seismic data acquisition for offshore energy exploration. These hydrophones employ depth switches developed and manufactured by the Benthos operating segment as integral components for export controlled end markets. The Test Services operating segment manufactures strain gauges for use in these streamer cables.
          The Impulse operating segment manufactures custom waterproof cable assemblies for use by other operating segments in the Instrumentation reportable segment including Benthos, RD Instruments and ODI. The Tekmar operating segment has provided design and development services to the ISCO operating segment for a new Doppler water flow instrument based on laser technology.
•	The nature of the production processes:
          The production processes of the Instrumentation operating segments are similar primarily relying on light electronics hand assembly to produce products. Additionally, there are some ceramic processing, molding and machining operations involved in the production processes at several operating segments. The light electronics hand assembly utilizes similar production processes, capital equipment and quality processes. Quality assurance procedures, major electronic cost components and performance metrics are similar. Production processes for the operating segments within this reportable segment generally do not require a sterile environment.
•	The type or class of customer for their products and services:
          The Instrumentation operating segments sell primarily to energy and infrastructure companies, including power generation, energy production and exploration; government entities and pharmaceutical companies. The end markets for these operating segments are generally characterized by a high number of individual customers, who are geographically diverse (i.e. a more global customer base). The customers that purchase these products have similar requirements regarding product performance or business contracting practices whether they are foreign or domestic, or commercial or government agencies. The customers demand accurate and reliable measurement and controls. In addition, customer demand across these operating segments generally changes rapidly, and these operating segments have less backlog (i.e. otherwise known as “short cycle” businesses).
•	The methods used to distribute their products or provide their services:
          Given the more fragmented, global customer base, these operating segments more often sell to customers through external sales representatives with some direct sales personnel.
          The Instrumentation operating segments conduct integrated marketing and sales efforts. Multiple operating segments in the reportable segment join together to develop sales literature, visit customers, have joint booths at industry specific trade shows and, increasingly, combine products together to create an integrated

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solution for customers. This is quite important in the current marketplace where customers want to purchase products from a single supplier for economic reasons, the ability to provide more highly integrated solutions and for accountability. This is important in all of the instrumentation markets, but particularly critical in the offshore energy market. Even before the Deepwater Horizon disaster in the Gulf of Mexico, oil companies and equipment manufacturers were focused on reducing their supplier base because they were concerned about the daunting technical challenges of developing and manufacturing products that would have greater than 25 year reliability when subject to the high pressures at 2,000 meters water depth while exposed to the corrosive, high temperature effluents from subsea wellheads. Subsequent to the Deepwater Horizon incident, these customers have become even more focused on working with a limited number of suppliers that have the breadth and depth of capabilities and the stability to support them over the multiple decades of product life.
•	The nature of the regulatory environment, for example, banking, insurance, or public utilities:
          The Instrumentation operating segments design, qualify and manufacture products in accordance with a variety of requirements from United States regulatory agencies including the Environmental Protection Agency (EPA), the Food and Drug Administration (FDA) and the Nuclear Regulatory Commission (NRC). In addition, several of the operating segments manufacture products for offshore energy exploration and production, which are subject to evolving requirements of the recently formed Bureau of Ocean Energy Management, Regulation and Enforcement (BOEMRE). BOEMRE is the successor to the Minerals Management Service, which was disbanded following the Deepwater Horizon disaster in the Gulf of Mexico. Substantially all of the operating segments are certified to comply with ISO 9001, the quality standard used by manufacturers of commercial products.
          The nature of these regulatory requirements is similar as far as the impact to the operating segment business process requirements. The impact to the operating segments of these various regulatory requirements requires our operating segments to develop similar business processes such as sales functions, contracts, financial and manufacturing processes that address the stringent technical requirements of the products from order placement to production and delivery of the product. These operating segments have similar processes to address the nature of these types of regulatory requirements.
          Based on the above, the qualitative criteria for aggregation of the operating segments in the Instrumentation reportable segment meet the aggregation criteria and we believe the operating segments qualify for aggregation under ASC 280.

Securities and Exchange Commission

March 16, 2011
Aerospace and Defense Electronics Segment
     The 14 operating segments in the A&DE reportable segment are listed on page 4. Please read this in conjunction with your review of the Operating Segment Aggregation Criteria worksheet.
•	Similar economic characteristics:
          The three year (2008 to 2010) average gross margin percentages of 13 of the 14 operating segments range from 12% to 45%, with an average of 29%. The three largest operating segments in the A&DE reportable segment represent 8%, 6% and 5%, respectively, of 2010 revenue. The remaining 11 operating segments represent 3% or less individually of 2010 revenue.
          The mean average gross margin of the 14 operating segments within the A&DE reportable segment was 29%. The average gross margin of 12 of the 14 operating segments (or 86% of the total, representing 89% of the reporting segment’s sales) was within one standard deviation of the mean. This is consistent with a normal distribution of related items in which 68.2% of the items lie within one standard deviation of the mean. Over the long-term we expect the margin range to narrow, but given the nature of these operating segments and their products it is unlikely they will ever fall within the 10% gross margin economic similarity characteristic.
          One operating segment with 2010 sales of $22 million, which is immaterial to total segment revenue, has a three year average gross margin loss due to non-recurring events. This operating segment had a large inventory write off in 2010 and a change in management. As a result, we expect gross margin percentages to improve to the mid-teens in the near term and low-twenty’s over the long term.
          Additionally, these operating segments can have a high material cost content given the unique requirements of aerospace and defense specifications, and a greater degree of production processes requiring sterile environments. The gross margins of individual products within the suite of products may vary, but the ability to market and sell products requires the complete product offering. These operating segments are both complimentary and dependent on one another. Teledyne’s long-term strategy of acquiring businesses to differentiate its product offerings includes such businesses. Some of the businesses are acquired for engineering talent where the product produced will not command as high a margin. Others are quite valuable in the market and command high margins. Therefore, one must look at the aggregation of these product lines to understand the trends in sales and overall profits and related future cash flows and the need to combine them when going to market.

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•	The nature of the products and services:
          The operating segments of the A&DE reportable segment sell electronic products into markets regulated by the U.S. Federal Aviation Administration (FAA) and the U.S. Department of Defense (DOD). Many of the A&DE products are either fully or partially customized to meet specific requirements. Many of the products are dual use, meaning they can be used for commercial and military applications. More specifically, the products and services of the A&DE reportable segment are most often specially developed by the businesses to meet a customer-furnished specification or requirement.
          In addition, there are extensive interrelationships among operating segments in the A&DE reportable segment, including collaboration on products and services. The Reynolds operating segment manufactures custom high voltage cable assemblies that are integral components of the travelling wave tubes of the Wireless operating segment. The Microelectronics operating segment provides custom manufacturing services for microwave assemblies for the Wireless and Cougar operating segments. The Microelectronics operating segment also manufactures solid state relays for the Relays operating segment. The Wireless operating segment developed the microwave coaxial switch technology that is a now a growing product line at the Relays operating segment. The Electronic Safety Products operating segment is collaborating with the Microelectronics operating segment on a next generation digital safe and arm system. The Microelectronics operating segment also provides modules to the Electronic Manufacturing Services operating segment for incorporation into higher level assemblies. The Paradise, Cougar and Wireless operating segments are collaborating on next generation high power solid state microwave amplifiers. The Controls and Battery Products operating segments jointly developed a battery and charger solution for business jets. The Reynolds and Microelectronics operating segments are collaborating on the development and eventual production of a chip-scale atomic clock. The Reynolds and Microelectronics operating segments also share production facilities for certain products.
•	The nature of the production processes:
          The production processes of the A&DE operating segments are very similar relying primarily on automated electronic assembly. The automated electronic assembly utilizes similar production processes, capital equipment and quality processes. As noted above, the common processes allow work to be transferred among A&DE operating segments. Typically, these electronic products are produced in low volumes and more often than not, highly modified to customer specifications. Quality assurance procedures, major electronic cost components and performance metrics are similar. Many of these operating segments have high material cost content due to the unique and precision requirements of aerospace and defense specifications, and a greater degree of production processes requiring sterile environments.

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•	The type or class of customer for their products and services:
          The A&DE operating segments sell primarily to aerospace and defense contractors, U.S. government agencies and telecommunication companies. This segment also has many common customers and a greater concentration of domestic versus international customers. The aerospace and defense industry has become consolidated over the years with the consequence that there are relatively few large prime contractors. As a consequence, it is typical that multiple A&DE operating segments have common customers. Finally, customer demand generally evolves slowly, sales cycles have a long duration, and these operating segments have more backlog (i.e. otherwise known as “long cycle” businesses). The A&DE products are sold into very specific regulated markets. For example, the aerospace and defense electronics markets are subject to regulation promulgated by the DOD, FAA, Department of State, Department of Commerce and similar agencies.
•	The methods used to distribute their products or provide their services:
          All of the A&DE operating segments sell to customers primarily through direct sales personnel with some limited use of commissioned representatives and distributors. They often have joint exhibits at industry specific trade shows and have joint marketing literature under the name Teledyne Aerospace and Defense Electronics. They also share regional distributors and sales representatives. Since all of the Aerospace and Defense Electronics operating segments have the major aerospace and defense prime contractors as common end customers, they conduct joint marketing and sales activities associated with those customers. For example, these operating segments join together to provide “road shows” on site at customer facilities. These customers would not typically allow a supplier to have this kind of access to their facilities and personnel. They have been willing to do so because of the scale and scope of the technology, quality and manufacturing capabilities of Teledyne Aerospace and Defense Electronics. Both the reality and perception of the scale and scope are particularly important in the aerospace and defense industry. As prime contractors have become more integrated and consolidated they are increasingly working to rationalize their base of suppliers, preferring to buy from a limited number of companies that can provide a broad range of products and services and which can be relied on to support products over the long life cycles, often measured in decades, that are typical of this industry.
•	The nature of the regulatory environment, for example, banking, insurance, or public utilities:
          All of A&DE operating segments design, qualify and manufacture products subject to the requirements of various military standards and specifications that are promulgated by the DOD. Several operating segments also design, qualify and manufacture products subject to the requirements of various standards of the FAA. Substantially all of the A&DE operating segments are certified to comply with AS 9100, the aerospace and defense industry’s quality

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management standard. This standard incorporates the requirements of ISO 9001, the quality standard used by manufacturers of commercial products, but adds specific requirements related to safety and quality that are unique to the aerospace and defense industry.
          The nature of these regulatory requirements is similar as far as the impact to the operating segment business process requirements. The impact to the operating segments of these various regulatory requirements requires our operating segments to develop similar business processes such as sales functions, contracts, financial and manufacturing processes that address the stringent technical and quality requirements of the products from order placement to production and delivery of the product. These operating segments have similar processes to address the nature of these types of regulatory requirements.
          Based on the above, the qualitative criteria of the operating segments in the A&DE reportable segment meet the aggregation criteria and we believe the operating segments qualify for aggregation under ASC 280.
Engineered Systems Segment
          The three operating segments in the Engineered Systems (ES) reportable segment are listed on page 4. Please read this in conjunction with your review of the Operating Segment Aggregation Criteria worksheet.
•	Similar economic characteristics:
          The operating segments have similar economic characteristics based on the following factors. The cost structures and the target return on sales for each operating segment is within the same general range. The operating segments are measured based on similar operations metrics and year over year performance. Gross margins of the operating segments average approximately 17% and do not vary significantly, less than 10% of each other. The majority of contracts in these operating segments are cost type contracts. Aggregation of these operating segments is the most effective way to understand the trends in sales and overall profits and related future cash flows.
•	The nature of the products and services:
          The operating segments in ES provide systems engineering and integration services, advanced technology application, software development, and one of a kind or low rate production of advanced manufacturing, assembly, and test processes. Certain operating segments design, develop, and manufacture technically complex and highly engineered products. The operating segments sell products and services primarily to U.S. government sponsored sectors including the following: missile defense engineering, space programs and services, chemical, biological, and nuclear systems, remote power systems, turbine engines and hydrogen and oxygen gas generator products.

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•	The nature of the production processes:
          The operating segments in ES perform machining, system-level electronic and mechanical assembly, as well as system test and evaluation services. They produce products that are one of kind or low rate production products. The products are highly engineered and share certain production systems and equipment. The operating segments have quality systems in place. The majority of the reportable segments’ work is under the Aerospace, Defense, and Commercial umbrella of either ISO 9001:2008 or AS 9100B Quality Management System requirements.
•	The type or class of customer for their products and services:
          The Engineered Systems operating segments sell to aerospace and defense contractors and the U.S government as well as foreign governments with some sales to energy and infrastructure companies. Regulating agencies include, but are not limited to the following: the DOD, Department of State, Department of Commerce, Department of Energy, the National Aeronautics and Space Administration, the FAA and certain states’ Departments of Transportation, Health, and Environmental Protection, the Nuclear Regulatory Commission, the U.S. Code of Federal Regulations — 10CFR50 Appendix B, UCNI — Unclassified Controlled Nuclear Information, and the ECI (Export Controlled Information).
•	The methods used to distribute their products or provide their services:
          The primary mechanism for distribution of products and services in these operating segments is direct selling to the customer. To a lesser extent, commissioned representatives and distributors are utilized. We participate in industry specific trade shows and symposiums. Operating segments may also jointly market themselves to specific customers.
•	The nature of the regulatory environment, for example, banking, insurance, or public utilities:
          The operating segments sell into regulated markets as described above. The nature of these regulatory requirements is similar as far as the impact to the operating segment business process requirements. The impact to the operating segments of these various regulatory requirements requires our operating segments to develop similar business processes such as sales functions, contracts, financial and manufacturing processes that address the stringent technical and quality requirements of the products from order placement to production and delivery of the product. These operating segments have similar processes to address the nature of these types of regulatory requirements.
          Based on the above, the operating segments in the ES reportable segment are similar and should be aggregated under ASC 280.

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March 16, 2011
Conclusion
          Teledyne is a complex organization and sells a variety of diversified products to regulated industries. We focus on products in niche markets which are not commoditized. It is through our four reportable segments that we provide an understanding of the levers that drive the Company’s operating performance from an internal perspective and from an investor focus. The operating segments within the reportable segments have administrative business organizations and manufacturing processes that are similar in order to be effective in this organizational structure. Based on the analysis described above, our operating segments within the Instrumentation, A&DE and ES reportable segments, respectively, are similar and therefore have been aggregated for reporting purposes under ASC 280 since we believe reporting separately will not add significantly to an investor’s understanding of our company.
          Teledyne has fostered close cooperation within the reportable segments so that the combination of capabilities can meet the challenging requirements of our customers. Many of the customers in these markets are some of the largest corporations in the world. In many cases these customers are working to rationalize their base of suppliers so that they can establish long-term collaborative efforts with relatively few companies with a broad range of products and the ability to integrate those products into more complete solutions. If Teledyne were to disaggregate the reporting segments in its public filings, there is a risk that our customers might be less confident in Teledyne’s ability to act as an integrated company.
          We believe it would not provide meaningful information to investors to disaggregate further the reporting segments since it would then be more difficult for them to perceive that the highly technical products of the operating segments are related to each other and that a range of products or an integrated solution are often of interest to customers. These investors might form the incorrect conclusion that the economic and market forces that affect the operating segments would be different because the products were different. Where in fact, those products may not only be sold to the same class or type of customer but may, in fact, be sold to exactly the same customer, while also being subject to similar economic forces and market trends.
          Additionally, under ASC 350 — Intangibles — Goodwill and other, beginning with the fiscal 2010 Form 10-K, we tested for goodwill impairment at the 33 operating segments. Additionally, we expanded our disclosure to discuss the determination of our reporting units as well as our methodology for determining the fair value of each reporting unit.

Securities and Exchange Commission

March 16, 2011
          If you have any questions regarding this response letter, please contact the undersigned at (805) 373-4611 or, in my absence, Susan L. Main, Vice President and Controller of the Company, at (805) 373-4720. Additionally, we are available to discuss our response in a telephone conversation, at your convenience, if you believe it would be beneficial to do so.

Sincerely,
/s/ Dale A. Schnittjer
Dale A. Schnittjer
Senior Vice President and Chief Financial Officer

cc:	F.V. Cahouet — Director and Chairman of the Audit Committee, Teledyne Technologies Incorporated
R. Mehrabian — Chairman, President and Chief Executive Officer, Teledyne Technologies Incorporated
J. T. Kuelbs — Executive Vice President, General Counsel and Secretary, Teledyne Technologies Incorporated
G. Birkenbeuel — Ernst & Young LLP